VR Holdings, Inc.

1615 Chester Road

Chester, Maryland 21619

December 16, 2010

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

VR Holdings, Inc., Amendment No. 5 to Form S-1, Filed November 12, 2010, File No. 333-166884

Dear Mr. Spirgel:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated November 22, 2010 regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter.  Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

General

1.

We note your response to comment one from our letter dated November 4, 2010.  We view the offering shares by the selling shareholders as an indirect primary offering of securities by the company that is designed to create a market in a shell company.  As such, please revise to fix the offering price for the entire duration of the offering (not just until the shares are quoted on the Over-the-Counter Bulletin Board).  Also, disclose that each selling shareholder is (not “may be”) an underwriter.

Response:

The requested changes have been made.

2.

Furthermore, we view the claimants to whom you are offering the shares to be underwriters, as the company is receiving no or minimal value for the shares it is issuing to the claimants and the purpose of the offering is to create a market in a shell company.  Therefore, also disclose that each claimant is (not “may be”) an underwriter.

Response:

The requested changes have been made.

3.

Also, due to the fact that the company is a shell company, please disclose each purchaser of the shares in the offering will either have to resell their shares through a registration statement under the Securities Act of 1933, Section 4(1) of the Securities Act, if available for non-affiliates, or by meeting the conditions of Rule 144(i) promulgated under the Securities Act.

Response:

The requested language was already included.

4.

We note your response to comment two from our letter dated November 4, 2010.  It appears that your language is not in the prospectus.  Please revise accordingly or point to the exact page.  Also revise the second risk factor on page 15.  Further, we note your response that you have the right to petition for leave to appeal the decision to the Illinois Supreme Court.  Confirm that this statement means that you must ask the Illinois Supreme Court for permission to appeal the decision of Court of Appeals and, if so, present this statement in plain English.

Response:

The language you sought appeared on Page 40 of amendment number 5.  The other requested changes have been made.

5.

We note your response to comment three from our letter dated November 4, 2010.  We understand that The Cancer Foundation did not have standing to pursue the breach of contract claim, and with respect to the Illinois litigation, there is no basis for asserting The Cancer Foundation has a claim against the defendants.  Please tell is whether you believe The Cancer Foundation has a claim in tort or other cause of action and whether it intends to file any other causes of actions arising out of the failed donation from VR Holdings.

Further, the last paragraph of page 25 still states “The Cancer Foundation determined that it was in the best interests of the foundation to exchange it[s] claim against the lender group for shares of VR Holdings and is therefore part of the VR Holdings law suit.”  Revise this disclosure and other places to be consistent with your response that The Cancer Foundation has no claim and is not part of the Illinois litigation other than providing funds.

Response:

It is our belief that The Cancer Foundation does not have any claim in tort or any other cause of action and according to our information, it does not intend to file any other causes of actions arising out of the failed donation from VR Holdings.  The requested changes have been made.

Selling Stockholders, page 54

6.

We note your response to comment 12 from our letter dated November 4, 2010 and that The Cancer Foundation gifted shares to various donees who, as you state, requested the shares to be registered for resale.  With your next response letter, supplementally provide us with the written confirmation you have received from each donee that is has received shares in your company, that it requested registration, and that it is aware that you are registering its shares and it is being named as a selling shareholder in the registration statement.

Response:

The requested changes have been made.

Financial Statements, page F-1

7.

The financial statements should be updated pursuant to Rule 8-08 of Regulation S-X.

Response:

The financial statements have been updated to include the audited consolidated financial statements as of September 30, 2010 and the year then ended.

Please contact me if you have any further comments or questions.

Very truly yours,

/s/ John E. Baker

John E. Baker,

Chief Executive Officer

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